 Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Ultra Clean Holdings, Inc., of our report dated March 6, 2024, relating to the consolidated financial statements of Ultra Clean Holdings, Inc. (the “Company”) and the effectiveness of internal control over financial reporting of the Company, (which report expresses an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of internal control over financial reporting due to material weaknesses) appearing in the Annual Report on Form 10-K of the Company for the year ended December 29, 2023, filed with the Securities and Exchange Commission.

/s/ Moss Adams LLP

San Francisco, California

March 20, 2024